[UNITED STATES BASKETBALL LEAGUE, INC. LETTERHEAD]




                                                 December 29, 2005



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Yong Choi

                       Re:      United States Basketball League
                                Form 10-QSB for the quarter ended May 31, 2005 File No: 001-15913
                                ------------------------------------------------

Ladies and gentlemen:

          The following are the responses to the comments of the Securities and Exchange Commission (the "SEC") set forth in your letter dated November 1, 2005 (the "Comment Letter") with respect to the filing by the United States Basketball League (the "Company") of the above-referenced Form 10-QSB. All responses set forth herein are numbered to correspond to the numerical paragraphs in the Comment Letter.

Consolidated Statements of Operations
-------------------------------------

    1. The $68,189 net gain from marketable equity securities consisted of:

       Net proceeds from sales of securities
        with $0 carrying value                                   $27,914
       Market value of securities at May 31, 2005
        ($0 carrying value at February 28, 2005)                  40,275
                                                                 -------
                  Total                                          $68,189
                                                                 =======

Subsequent to receipt of your letter, the Company obtained copies of the February 2005, March 2005 and April 2005 broker statements. The statements indicate certain errors in the accounting for marketable securities. We have incorporated the corrections in our Form 10-QSB filing for the quarter ended August 31, 2005 and will continue to incorporate the changes in all future filings.

Summary of Significant Accounting Policies
------------------------------------------

    2. At February 29, 2000, the Company recorded a loss on impairment of investments of $20,420 and reduced the carrying value of its investments in securities from $20,420 to $0. From February 29, 2000 to February 28, 2005, the Company maintained the carrying value of these securities at $0. In the quarter ended May 31, 2005, management of the Company decided to conduct active and frequent trading of its investments in securities and thus reclassified its investment in marketable equity securities from the available-for-sale category to the trading securities category.

       The Company hereby acknowledges that:

       o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

       o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

       o the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

       If you have any questions, or if we can be of any assistance with respect to the foregoing, please do not hesitate to contact the Company's legal counsel, Kevin W. Waite, at (516) 937-5900.



                                                 Very truly yours,


                                                 UNITED STATES BASKETBALL
                                                 LEAGUE, INC.

                                                 By: /s/ Daniel T. Meisenheimer
                                                    ----------------------------
                                                    Daniel T. Meisenheimer
                                                    President